Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

Trading of Own Shares for Treasury

Month: November 2018

CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

Announcement to the Market

1. We inform the capital market agents that, during November 2018, Itaú Unibanco did not purchase its own shares for treasury stock.

2. In November, Itaú Unibanco reallocated in the market the amount of 1,949,190 preferred shares(1) under Long-term Incentive programs.

3. Historical information regarding purchase of own shares for treasury stock is available on the Company’s Investor Relations website (www.itau.com.br/investor-relations).

São Paulo-SP, December 10, 2018.

ALEXSANDRO BROEDEL
Group Executive Finance Director and Head of Investor Relations

(1)

The number of shares reallocated on the market between 11/01/2018 and 11/19/2018 was not adjusted by the 50% stock split. Taking into consideration the stock split in this period, which used the stockholding position of 11/19/2018 as base date, a total of 2,540,641 preferred shares was reallocated on the market in November.

2